50

04016905

[SEC]S
[SECURITIES AND] EXCHANGE COMMISSION
Washington, D.C. 20549

UP 4-14-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V.F.I.C SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1022 Old Valley Forge Road
(No. and Street)

King of Prussia	PA	19406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward M McLean JR — 610-783-6650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hege Kramer Connell Murphy & Goldkamp, P.C.
(Name – *if individual, state last, first, middle name*)

200 Gibraltar Rd Suite 129	Horsham	PA	19044
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

RECEIVED
APR 14 2004
181 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edwmd M. McLEAN SR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VFIC SECURITIES INC., as of 12/31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 12th day of April 2004.

Signature

CFO
Title

Notary Public

NOTARIAL SEAL
ANN M. SUPLEE, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires March 21, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Valley Forge Investment Consultants, inc.

VFIC Securities, inc.

1022 Old Valley Forge Road
King of Prussia, PA 19406
Telephone: (610) 783-6650
Fax: (610) 783-0729
www.VFFG.com

April 8, 2004

Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Securities and Exchange Commission
Curtis Center, Suite 1120 E
601 Walnut Street
Philadelphia, PA 19106-3322

AnnMarie McGarrigle
Supervisor of Examiners
NASD Regulation, Inc. District 9A
11 Penn Center, Suite 1900
1835 Market St
Philadelphia, PA 19103

Jean Marie Farkas
Compliance Examiner
NASD Regulation, Inc. District 9A
11 Penn Center, Suite 1900
1835 Market St.
Philadelphia, PA 19103

SEC MAIL RECEIVED PROCESSING SECTION
APR 14 2004
181
WASH., D.C.

RE: Reconciliation of the audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part IIA
SEC Registration Number 8-52158
NASD Registration Number 103160

Ladies and Gentlemen:

I am writing in response to AnnMarie Mc Garrigle's letter of April 2, 2004 to provide a reconciliation of the audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part IIA.

Enclosed please find this reconciliation and Annual Audited Report Form X-17A-5 Part III.

Please call me at (610) 783-6650 if you have any additional questions.

Sincerely,

VFIC SECURITES, INC.

Edward M. McLean, Jr.
Chief Financial Officer

cc: Mr. Thomas Goldkamp
Hege Kramer Connell Murphy & Goldkamp, P.C.

VFIC Securities, Inc.
CRD # 103160
SEC # 8-52158

Reconciliation of the audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part II A

Item	As per original Part IIA Quarterly 17a-5(a)	As per Audited Report	Difference	Explanation
Total ownership equity from Statement of Financial Condition	$23,519.00	$25,272.00	($1,753.00)	decrease in expenses
Nonallowable Assets:				
Investment	($6,500.00)	($6,500.00)		
Prepaid Expenses	($9,480.00)	($12,900.00)	$3,420.00	increase in prepaid taxes
10.Net Capital	$7,539.00	$5,872.00	$1,667.00	see above
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
11.Minimum net capital required (6-2/3% of line 19)	$3,334.00	$3,298.00		
12.Minimum dollar net capital in accordance with Note A	$5,000.00	$5,000.00		
13.Net Capital requirement (greater of 11 or 12)	$5,000.00	$5,000.00		
14. Excess net capital (line 10 less13)	$2,539.00	$872.00		
15. Excess net capital at 1000% (line 10 less 10% of line 19)				
COMPUTATION OF AGGREGATE INDEBTEDNESS				
16.Total A. I. liabilities from Statement of Financial Condition	$50,021.00	$49,476.00	$545.00	decrease in A/P
17. Additions	$0.00	$0.00		
19. Total aggregate indebedness	$50,021.00	$49,476.00		
20. Percentage of aggregate indebetness to net capital (line 19 / line 10)	663.50%	842.57%		